SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  27 June, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Directorate Change announcement made on 27 June, 2007




June 27, 2007



         Paul Reynolds leaves BT to becomes CEO of Telecom New Zealand


Dr Paul Reynolds will be leaving BT in September to take up the position of CEO of Telecom New Zealand. Paul joined BT in 1983 after leaving University and joined the board in November 2001 as Chief Executive of BT Wholesale.

Over the last 24 years Paul has led a series of business critical projects for BT. He has been instrumental in delivering broadband in the UK, now with more than 10 million customers and the most extensive footprint in the world. He played a key part in the design and creation of Openreach, and has led 21CN from the outset.

In 2006 he was presented with the "Global Icon" award for leadership and innovation by the Telecommunications Industries Association of America.

Paul Reynolds said: "It's been a huge privilege to work with so many great people driving the development of BT and the Industry. BT now has Europe's largest Wholesale business and 21CN is recognised across the world as leading the way in industry transformation. BT has the talent and momentum to keep in the lead. I am really excited by the challenge of leading change in a new environment as CEO of Telecom New Zealand".

Ben Verwaayen, the chief executive of BT paid tribute to Dr Reynolds: "Paul has made a fantastic contribution to BT over more than 20 years. He has led the development of the 21CN - the world's first national IP network - which is now being rolled out and will bring faster, better services to our customers around the world. I am sure he will be a terrific CEO of Telecom NZ and I wish him well."

The chairman of BT Sir Christopher Bland added "Paul has played a central role in the transformation of BT, both as CEO of BT Wholesale and as a member of the board for the last 6 years. His vision and drive have been a tremendous asset to BT as I am certain they will be to Telecom NZ".

Paul Reynolds leaves BT and steps down as a Director on September 14, 2007.



For further information

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre.


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business:
BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt




 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 27 June, 2007